April 15, 2013

Kieran Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Mr. Brown:

On February 7, 2013, Advisers Investment Trust (the “Trust”), on behalf of Lion Global Investors AsiaPac Dividend Fund, Lion Global Investors Asian Local Currency Bond Fund, and Lion Global Investors Asian Credit High Yield Fund (each a “Fund” and collectively the “Funds”), filed Post-Effective Amendment No. 4 to its Registration Statement on Form N-1A (the “Amendment”). On March 28, 2013, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

Prospectus Summary - All Funds

1. SEC Comment - Cover. Add share classes and ticker symbols to the cover page of the prospectus.

The share class has been added to the cover page of the prospectus.

A ticker is not available until the Fund becomes effective. When the Fund becomes effective, a ticker symbol will be obtained and will be included on the cover of subsequent filings.

2. SEC Comment - Fee Table. Please add the following language to the Fees and Expenses table on page 1:

You may qualify for sales charge discounts if you invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in Class A Shares: Sales Charge Reductions and Waivers on page 30 of the Fund’s prospectus and Class A Share Sales Charge Reductions and Waivers on page 12 of the Fund’s statement of additional information.

The language requested above in Comment #2 has been added above the Fees and Expenses table.

3. SEC Comment - Fee Table. Delete footnote 3 regarding fee waivers. The footnote should be included only after the Fund has actually waived fees.

The Trust has elected to keep footnote 3 regarding fee waivers in the Fee Table since the Funds will waive fees in accordance with the Expense Limitation Agreement upon commencement of Fund operations. The Trust believes footnote 3 is in the best interest of shareholders and potential shareholders because it clearly explains that the shareholder would benefit from the fee waiver should expenses exceed estimates.

4. SEC Comment - Portfolio Manager (“PM”). Limit the disclosure to the title and the date the PM began to manage the Fund.

The disclosure has been limited to title and noted that the PM began to manage the Fund since inception as the Fund is not yet effective.

Lion Global Investor AsiaPac Dividend Fund - Summary

5. SEC Comment - Page 5 - Principal Investment Strategies. Asian companies are defined as those that are listed and trade principally on Asian Pacific exchanges. To be considered an Asian security, the issuer has to have economic ties to the country. If the tie is revenues generated in the country, at least 50% of the issuers’ revenues must be generated in the country.

The following clarification has been added to address the comment above:

“A company is generally considered to be an Asia Pacific (excluding Japan) company if, as determined by the Adviser, it:

•	is organized under the laws of, or has its principal office in a country of the Asia Pacific region (excluding Japan);

•	has its principal securities trading market in a country in the Asia Pacific region (excluding Japan);

•

alone or on a consolidated basis derives a majority of its annual revenue or earnings or profits from goods produced, sales made or services performed in a country in the Asia Pacific region (excluding Japan); or

•	issues securities denominated in the currency of a country in the Asia Pacific region (excluding Japan).

Countries in the Asia Pacific Region (excluding Japan) currently include Australia, Brunei, Bangladesh, China, Hong Kong, India, Indonesia, Kazakhstan, Korea, Laos, Macau, Malaysia, Mongolia, New Zealand, Pakistan, the Philippines, Singapore, Sri Lanka, Taiwan, Thailand and Vietnam.”

6. SEC Comment - Page 6 - Performance. Confirm that the telephone numbers provided are toll-free or collect numbers.

Disclosure has been added to indicate that 866-252-4570 is toll-free.

Lion Global Investor Asian Credit High Yield Fund - Summary

7. SEC Comment - Page 9 - Principal Investment Strategies. Does the Fund have a maturity and duration strategy? If so, please add disclosure.

The following clarification has been added to address the comment above:

“The Fund has no stated maturity or duration policy and the average effective maturity and duration may change.”

8. SEC Comment - Page 9 - Principal Investment Strategies. Define all the countries in the Asian market in which the Fund will invest. Do not state that Asian countries “include, but are not limited to”.

The following clarification has been added to address the comment above:

“The Asian markets currently include Brunei, Bangladesh, China, Hong Kong, India, Indonesia, Kazakhstan, Korea, Laos, Macau, Malaysia, Mongolia, Pakistan, the Philippines, Singapore, Sri Lanka, Taiwan, Thailand and Vietnam.”

9. SEC Comment - Page 11 - Performance. Confirm that the telephone numbers provided are toll-free or collect numbers.

Disclosure has been added to indicate that 866-252-4570 is toll-free.

Lion Global Investor Asian Local Currency Bond Fund - Summary

10. SEC Comment - Page 14 - Principal Investment Strategies. Does the Fund have a maturity and duration strategy? If so, please add disclosure.

The following clarification has been added to address the comment above:

“The Fund has no stated maturity or duration policy and the average effective maturity and duration may change.”

11. SEC Comment - Page 14 - Principal Risks. The second to last sentence in this paragraph states that “these securities may be non-investment grade”. Indicate the percentage of investments that will be non-investment grade. If significant, add disclosure regarding the risks of investing in high yield securities.

The following clarification has been added to address the comment above:

“The Fund may invest up to 25% of its assets (net assets plus borrowings for investment purposes) in securities that may be non-investment grade (commonly referred to as “high yield” or “junk bonds”).

12. SEC Comment - Page 16 - Performance. Confirm that the telephone numbers provided are toll-free or collect numbers.

Disclosure has been added to indicate that 866-252-4570 is toll-free.

Prospectus Summary – All Funds

13. SEC Comment - Page 18 - Investment Objective. The investment objective listed is inconsistent with the investment objective of the Asian Local Currency Bond Fund on page 13.

The two investment objectives referenced above have been reviewed and edited so that they are consistent. The investment objective reads as follows:

“The AsiaPac Dividend Fund and the Asian Credit High Yield Fund seek total return, consisting of a combination of income and capital appreciation. The Asian Local Currency Bond Fund seeks total return consisting of a combination of income, currency appreciation and capital appreciation.”

14. SEC Comment - Page 20 - Investment Risks. If risks described here are not disclosed in the summary proportion of the prospectus, disclose that they are not principal risks.

Disclosure has been added to the summary section of the prospectus regarding certain risks discussed in the statutory section of the prospectus. All risks listed on pages 20-25 are principal risks of investing in the Fund.

15. SEC Comment - Page 20 - Derivatives Risk. Confirm that the Fund does not invest in any derivatives other than those listed in this section.

This is to confirm that the Fund does not invest in any derivatives other than those listed in this section.

16. SEC Comment - Page 23 - Management of the Funds. Include the address of the adviser.

The Adviser’s address has been included as requested above:

Lion Global Investors Limited, 65 Chulia Street, # 18-01 OCBC Centre, Singapore 049513.

17. SEC Comment - Page 24 - Investment Adviser. In the last paragraph of this section, specify the period covered by the shareholder report that contains the disclosure regarding the basis for the Board’s approval of the Investment Advisory Agreement.

The following clarification has been added to address the comment above:

“Disclosure regarding the basis for the Board of Trustees’ approval of the investment advisory agreement between the Adviser and the Funds will be available in the Funds’ first annual shareholder report to shareholders for the period ended September 30, 2013.”

18. SEC Comment - Page 24 - Portfolio Management. Provide more detail concerning the activities for the portfolio managers for the last five years.

Information regarding the portfolio managers for the last five years has been updated to address the comment above.

19. SEC Comment - Page 25 - Historical Performance. The first sentence stated that the Asia Pacific ex-Japan High Dividend Yield Composite strategy employs investment objectives, policies and strategies that are “substantially similar” to those of the AsiaPac Dividend Fund. Disclose whether there are any differences in objectives, policies and strategies. Also, confirm that the Composite includes all substantially similar accounts.

We have deleted all references to historical performance in the prospectus.

20. SEC Comment - Page 26 - Historical Performance. The disclosure on page 26 states that the minimum portfolio asset size for inclusion in the Asia Pacific ex-Japan High Dividend Yield Composite is SGD 5 million. Page 5 says that all accounts are included in the Composite. Is this inconsistent? If smaller accounts are excluded, disclose that the performance would have been materially different.

We have deleted all references to historical performance in the prospectus.

21. SEC Comment - Page 25 - Historical Performance. Include one-year, five-year and 10-year average annual total returns.

We have deleted all references to historical performance in the prospectus.

22. SEC Comment - Page 25 - Historical Performance. Performance can be shown gross of fees only if also shown net of fees.

We have deleted all references to historical performance in the prospectus.

23. SEC Comment - Page 25 - Historical Performance. Identify the benchmark on the table.

We have deleted all references to historical performance in the prospectus.

24. SEC Comment - Page 26 - Historical Performance. The disclosure states that benchmark returns are net of taxes “based on the index vendor’s own sources and methodology”. If the Adviser can control or influence the methodology used, explain who the returns net of taxes are calculated.

We have deleted all references to historical performance in the prospectus.

25. SEC Comment - Page 26 - Historical Performance. Explain “ex ante beta” in plain English.

We have deleted all references to historical performance in the prospectus.

26. SEC Comment - Page 26 - Historical Performance. The first sentence stated that the Asia Credit Yield Composite strategy employs investment objectives, policies and strategies that are “substantially similar” to those of the Asian Credit High Yield Fund. Disclose whether there are any differences in objectives, policies and strategies. Also, confirm that the Composite includes all substantially similar accounts.

We have deleted all references to historical performance in the prospectus.

27. SEC Comment - Page 26 - Historical Performance. The disclosure on page 27 states that the minimum portfolio asset size for inclusion in the Asia Credit Yield Composite is SGD 5 million. Page 26 says that all accounts are included in the Composite. Is this inconsistent? If smaller accounts are excluded, disclose that the performance would have been materially different.

We have deleted all references to historical performance in the prospectus.

28. SEC Comment - Page 26 - Historical Performance. Include one-year, five-year and 10-year average annual total returns.

We have deleted all references to historical performance in the prospectus.

29. SEC Comment - Page 26 - Historical Performance. Performance can be shown gross of fees only if also shown net of fees.

We have deleted all references to historical performance in the prospectus.

30. SEC Comment - Page 26 - Historical Performance. Identify the benchmark on the table.

We have deleted all references to historical performance in the prospectus.

31. SEC Comment - Page 26 - Historical Performance. The disclosure states that benchmark returns are net of taxes “based on the index vendor’s own sources and methodology”. If the Adviser can control or influence the methodology used, explain who the returns net of taxes are calculated.

We have deleted all references to historical performance in the prospectus.

32. SEC Comment - Page 27 - Historical Performance. The first sentence stated that the Asia Local Currency Bonds Composite strategy employs investment objectives, policies and strategies that are “substantially similar” to those of the Asian Local Currency Bond Fund. Disclose whether there are any differences in objectives, policies and strategies. Also, confirm that the Composite includes all substantially similar accounts.

We have deleted all references to historical performance in the prospectus.

33. SEC Comment - Page 28 - Historical Performance. The disclosure on page 28 states that the minimum portfolio asset size for inclusion in Asia Local Currency Bonds Composite is SGD 5 million. Page 27 says that all accounts are included in the Composite. Is this inconsistent? If smaller accounts are excluded, disclose that the performance would have been materially different.

We have deleted all references to historical performance in the prospectus.

34. SEC Comment - Page 268 - Historical Performance. Include one-year, five-year and 10-year average annual total returns.

We have deleted all references to historical performance in the prospectus.

35. SEC Comment - Page 28 - Historical Performance. Performance can be shown gross of fees only if also shown net of fees.

We have deleted all references to historical performance in the prospectus.

36. SEC Comment - Page 28 - Historical Performance. Identify the benchmark on the table.

We have deleted all references to historical performance in the prospectus.

37. SEC Comment - Page 26 - Historical Performance. The disclosure states that benchmark returns are net of taxes “based on the index vendor’s own sources and methodology”. If the adviser can control or influence the methodology used, explain who the returns net of taxes are calculated.

We have deleted all references to historical performance in the prospectus.

38. SEC Comment - Page 30 - Class A Shares: Sales Charge Reduction and Waivers. Include additional disclosure regarding the CDSC that will be paid on a $1 million plus investment if it is redeemed within 18 months. This can be added in a footnote.

The following clarification has been added to address the comment above:

“Redemptions of Class A shares of a Fund purchased without the imposition of an initial sales charge may be assessed a 1.00% contingent deferred sales charge if the Fund paid a commission in connection with the purchase of shares and the shares are redeemed within 18 months of purchase.”

39. SEC Comment - Page 44 - Shareholder Reports and Other Information. Confirm that the telephone numbers provided are toll-free or collect numbers.

Disclosure has been added to indicate that 866-252-4570 is toll-free.

Statement of Additional Information

40. SEC Comment - Cover. Add share classes and ticker symbols to the cover page of the prospectus.

The share classes have been added to the cover page of the Statement of Additional Information.

A ticker is not available until the Fund becomes effective. When the Fund becomes effective, a ticker symbol will be obtained and will be included on the cover of subsequent filings.

41. SEC Comment - Page 1 - Description of the Trust. State whether Advisers Investment Trust is a business trust and whether it is an open-end management investment company.

Disclosure has been added as follows indicating that the Trust is an Ohio business trust and an open-end management investment company as requested above:

“Advisers Investment Trust (the “Trust”) is an open-end management investment company established as a business trust under the laws of Ohio by an Agreement and Declaration of Trust dated March 1, 2011 (the “Trust Agreement”). The Trust commenced operations on December 20, 2011.”

42. SEC Comment - Page 1 - Description of the Trust. State whether the Fund is diversified or non-diversified.

Disclosure has been added to state that the Lion Global Investors AsiaPac Dividend Fund is diversified and the Lion Global Investors Asian Credit High Yield Fund and the Lion Global Investors Asian Local Currency Bond Fund are non-diversified.

43. SEC Comment - Page 5 - Derivatives Risk. Confirm that the Fund does not investment in any derivatives other than those listed in this section.

This is to confirm that the Fund does not invest in any derivatives other than those listed in this section.

44. SEC Comment - Page 8 - Other Investment Companies. If the Fund intends to invest in other companies to any extent that acquired fund fees and expenses will exceed 1bps of the Fund’s total annual fund operating expenses, those amounts should be shown as acquired fund fees and expenses on the fee table.

The Fund does not intend to invest in underlying investment companies.

45. SEC Comment - Page 10 - Concentration. Add a concentration policy.

Disclosure has been added to explain the concentration policy as follows:

7. Concentration. The AsiaPac Dividend Fund will not invest more than 25% of the value of its total assets in the securities of companies engaged in any particular industry or group of industries, except as permitted by the SEC. The Asian Credit High Yield Fund may invest more than of 25% of its total assets in one or more industry or group of industries or in the sovereign debt of a single country provided the industry or sovereign debt of a single country represent 20% or more of a widely recognized and unaffiliated index against which the Fund measures investment performance. The Asia Local Currency Bond Fund may invest more than 25% of its total assets in the sovereign debt of a single country, provided the country represents 20% or more of a widely recognized and unaffiliated index against which the Fund measures investment performance.

46. SEC Comment - Page 14 - The Board of Trustees. Name the companies on whose board the Trustees serve.

Disclosure has been added to name the companies on whose board the Trustees serve.

47. SEC Comment - Page 17 - Leadership Structure. Explain why the Board thinks its leadership structure is effective.

The following clarification has been added to address the comment above:

“The Board has adopted Fund Governance Guidelines to provide guidance for effective leadership. The guidance sets forth criteria for Board membership, trustee orientation and continuing education and annual trustee evaluations. The Board has determined that this leadership structure is appropriate to ensure that the regular business of the Board is conducted efficiently while still permitting the Trustees to effectively fulfill their fiduciary and oversight obligations. The Board reviews its structure and the structure of its committees annually.”

48. SEC Comment - Page 18 - Leadership Structure. In the third paragraph disclose whether the Nominating and Governance Committee nominates candidates to fill Board vacancies and whether the Committee accepts nominations from shareholders. If so, explain the process for shareholder nominations.

The following clarification has been added to address the comment above:

“The Nominating and Governance Committee nominates candidates for election to the Board of Trustees, makes nominations for membership on all committees and reviews committee assignments at least annually. The Committee also reviews as necessary the responsibilities of any committees of the Board and whether there is a continuing need for each committee, whether there is a need for additional committees of the Board, and whether committees should be combined or reorganized. The Committee makes recommendations for any such action to the full Board. The Committee will consider candidates for trustees nominated by shareholders. Shareholders may recommend candidates for Board positions by forwarding their correspondence to the Secretary of the Trust at the Trust’s address and the shareholder communication will be forwarded to the Committee Chairperson for evaluation. The Committee holds at least one regularly scheduled meeting each fiscal year. All of the independent Trustees are members of the Committee.”

49. SEC Comment - Page 23 - Portfolio Manager Compensation. In the second paragraph, disclose whether bonuses are based on pre- or post-tax performance.

The following clarification has been added to address the comment above:

“Bonuses for the portfolio managers are discretionary and are determined by the Chief Executive Officer, Chief Investment Officer and Human Resources. They are typically awarded based on the achievement of clearly defined key performance indicators. Post-tax performance against clients’ benchmarks typically forms the majority of the weighting and is measured over one and three years, on an equally weighted basis. There is also a weighting allocated to non-investment factors which are designed to incentivize collegiality, leadership, team work, and the achievement of the Adviser’s broader objectives.”

50. SEC Comment - Page 23 - Other Portfolio Manager Information. Provide more detail on the conflicts of interests faced by portfolio managers.

The following clarification has been added to address the comment above:

“The portfolio manager’s management of other accounts may give rise to potential conflicts of interest in connection with their management of Fund investments on the one hand and the investments of the other accounts, on the other. In some cases, another account managed by the same portfolio manager may compensate the Adviser based on performance of the portfolio held by that account. Performance-based fee arrangements may create an incentive for the Adviser to favor higher fee paying accounts over other accounts, including accounts that are not charged performance-based fees, in the allocation of investment opportunities. The Adviser has adopted policies and procedures that seek to mitigate such conflicts and to ensure that all clients are treated fairly and equally. Another potential conflict could arise in instances in which securities considered as investments for a Fund are also appropriate investments for other investment accounts managed by the Adviser. When a decision is made to buy or sell a security by a Fund and one or more of the other accounts, the Adviser may aggregate the purchase or sale of the securities and will allocate the securities transactions in a manner it believes to be equitable under the circumstances. However, a variety of factors can determine whether a particular account may participate in a particular aggregated transaction. Because of such differences, there may be differences in invested positions and securities held in accounts managed according to similar strategies. When aggregating orders, the Adviser employs procedures designed to ensure accounts will be treated in a fair and equitable manner and no account will be favored over any other.”

51. SEC Comment - Page 25 - Brokerage Allocation and Other Practices. Disclose mark-ups and mark-downs, if appropriate. See Item 21(a).

The following clarification has been added to address the comment above:

“Over-the-counter transactions will be placed either directly with principal market makers or with broker-dealers, if the same or a better price, including commissions and executions, is available. Fixed income securities are normally purchased directly from the issuer, an underwriter or a market maker. Purchases include a concession paid by the issuer to the underwriter and the purchase price paid to a market maker may include the spread between the bid and asked prices.”

52. SEC Comment - Page 30 - More Information. Confirm that the telephone numbers provided are toll-free or collect numbers.

Disclosure has been added to indicate that 866-252-4570 is toll-free.

Finally, the Trust requests that the registration statement be made effective on or before April 23, 2013.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

Michael V. Wible

cc:	(w/ attachment)

Dina Tantra